

September 17, 2018

Mark Sopp
Chief Financial Officer
KBR, INC.
601 Jefferson Street
Suite 3400
Houston, TX 77002

>   **Re: KBR, INC.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 23, 2018**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2018**
>   **Filed July 30, 2018**
>   **File No. 001-33146**

Dear Mr. Sopp:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements
Note 12. Equity Method Investments and Variable Interest Entities, page 84

1.   We note your disclosures related to the Ichthys LNG project, including the disclosure that your maximum exposure to loss includes your equity investments in the related joint ventures and amounts payable to you for services provided. Please more fully explain to us why you believe these are the only amounts you are required to include in the maximum exposure to loss. In addition, in regard to the Ichthys LNG project, please address the following:

- Tell us the current status of the project, including the percentage complete and the estimated completion date;
- More fully explain to us how you determine probable claims related to this project that you include in your completion estimates and claims you exclude; and
- Reconcile claim amounts disclosed here with amounts disclosed in notes 7 and 18.

Note 15. Income Taxes, page 97

2. We note that you released $223 million of your tax valuation allowance in 2017, on the basis of management's reassessment of the amount of U.S. deferred tax assets that are more likely than not to be realized. We also note your disclosure that management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Please provide us, and revise your disclosures here or in critical accounting policies in MD&A to provide, a more specific and comprehensive analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2017. Your analysis should include, but not be necessarily limited to, the following:

- Clarify your disclosure that you achieved twelve quarters of cumulative pretax income in the U.S. in light of the tabular disclosures on page 99;
- Clarify if the deferred tax liabilities you are relying on reverse in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets;
- Quantify the projected taxable income and the time periods over which it will be required to be generated for you to fully utilize your deferred tax assets;
- Describe the nature of any tax planning strategies, including any uncertainties, risks, and assumptions associated with those strategies;
- Discuss all the positive and negative evidence you considered and how such evidence was weighted; and
- Discuss any other significant estimates and assumptions used in your analysis.
Please refer to ASC 740-10-30-16 - 30-25, ASC 740-10-55-39 - 55-48, and ASC 740-10-55-120 - 55-123 for guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Note 5. Acquisitions, Dispositions and Other Transactions, page 24

3. We note that you consolidated the joint ventures that provide construction and related support services to Aspire Defence Limited in your financial statements effective January 15, 2018 and re-measured your equity interests to fair value, using a discounted cash flow model, which resulted in you recognizing a gain of approximately $115 million in the first quarter of 2018. We also note that on April 18, 2018, you completed the acquisition of Carillion's interests in these subcontracting entities for $50 million. Please address the following:

- Help us more fully understand the difference between the purchase price you paid and your fair value estimate since it appears your fair value estimate was more than two times the purchase price;
- Explain the nature of, and how you determined the fair value of, the intangible assets you recorded in the purchase price allocation;
- Explain when and how you recorded the related non-controlling interest, including why it was not reflected in the purchase price allocation; and
- Explain why you have continued to present amounts in note 12 under unconsolidated VIEs-Aspire since your disclosures appear to indicate that you now consolidate these entities.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne Mcconnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction